Exhibit 99.6

March 22, 2011

Robert M. Mahoney

President & CEO

BSB Bancorp Inc.

Belmont Center

Two Leonard Street

Belmont, MA 02478

Dear Bob:

Based upon our recent discussions, FinPro, Inc. (“FinPro”) is pleased to submit this proposal to assist Belmont Savings Bank (the “Bank”) and BSB Bancorp Inc. (the “Company”) in compiling a Strategic Business Plan in conjunction with the Company’s conversion offering which will address the deployment of capital raised in the stock offering. FinPro’s services hereunder are designed to enable the Bank to submit a business plan in conjunction with its application for conversion that satisfies federal and Massachusetts regulatory requirements. FinPro will compile all necessary documents and information and respond to any requests for information from regulatory officials in order to obtain regulatory approval for the Strategic Business Plan.

FinPro is the premier provider of strategic planning services to Mutual Holding Company conversion offerings and therefore has an unparalleled knowledge and expertise regarding these transactions. As capital deployment will be a major thrust of the Plan, FinPro’s experience will be invaluable in the planning process. Additionally, FinPro has substantial competitive and M&A knowledge of the Company’s market area.

1.	Scope of Project

The Plan will be specifically designed to build and measure value for a five-year time horizon. As part of the Plan compilation, the following major tasks will be included:

•	assess the regulatory, social, political and economic environment;

•	analyze the existing Company’s markets from a:

•	demographic standpoint;

•	customer segment standpoint;

•	product propensity standpoint;

•	business standpoint;

•	competitive standpoint;

•	document the internal situation assessment;

•	analyze the current ALM position;

•	analyze the CRA position;

20 Church Street — P.O. Box 323 — Liberty Corner, NJ 07938-0323 — Tel: 908.604.9336 — Fax: 908.604.5951

finpro@finpronj.com — www.finpronj.com

•	compile a historical trend analysis;

•	perform detailed peer performance and comparable analysis;

•	assess the Company from a capital markets perspective including comparison to national, regional, and similar size organizations;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;

•	document strategies;

•	map the Company’s general ledger to FinPro’s planning model;

•	compile five year projections of performance; and

•	prepare assessment of strategic alternatives to enhance value.

As part of this process, FinPro will conduct two planning sessions and a financial modeling session with the Company and its Board. The first session will be a situation assessment retreat and the second will be a presentation and detailed discussion of the recommended plan scenario and its alternatives.

2.	Requirements of the Company

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Company:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Company.

•	allow FinPro the opportunity, from time to time, to discuss the operation of the Company business with Company personnel.

•	promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Company.

•	have system download capability.

•	promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

•

provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consist of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a high speed internet connection.

3.	Term of the Agreement and Staffing

It is anticipated that it will take approximately six to eight weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro may be on-site at the Company’s facilities on a regular basis, during normal business hours. Any future work that would require extra expense to the Company will be proposed on separately from this engagement prior to any work being performed.

4.	Fees and Expenses

Fees:

FinPro has discounted its fee for services as it understands the Company and the Bank have begun the process of compiling an internal business plan.

FinPro fees to complete the tasks outlined in this proposal will be as follows:

Strategic Business Plan	$45,000

FinPro’s fee for this engagement is $45,000 (plus all out-of-pocket and pass-through expenses as outlined below). This fee shall be payable as follows:

•	$15,000 retainer payable at signing of this agreement;

•	$10,000 payable at the end of the earlier of the first board meeting or the financial modeling session with the Company;

•	Remainder of the strategic business plan and expenses payable upon final business plan delivery.

Expenses:

Out-of-pocket and data costs are normally reimbursable to FinPro by the Company, however FinPro has agreed that the fee above includes out-of-pocket and data costs. Therefore out-of-pocket and data costs are included in the fee above.

FinPro has included with this proposal an executed confidentiality agreement with the Company. The Company acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Company in connection with FinPro’s engagement are intended solely for the benefit and use of the Company (and its directors, management, and attorneys) in connection with the matters contemplated hereby and the Company agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Company (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

This proposal will expire 30 days from this date unless accepted by you in accordance with the terms below. Any changes to this proposal will require FinPro, Inc. approval.

Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Company on this endeavor and are excited about building a relationship with the Company.

By,

/s/ Scott Martorana	/s/ Robert M. Mahoney
Scott Martorana	Robert M. Mahoney
Managing Director	President & CEO
FinPro, Inc.	BSB Bancorp Inc.

March 22, 2011	March 23, 2011
Date	Date

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